July 16, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, Filed on March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007, Filed on May 2, 2007
File No. 000-19271

Dear Mr. Rosenberg:

We are providing the following responses pursuant to the comments provided by Ms. Ibolya Ignat, Staff Accountant of the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”), during a telephone call on Thursday, July 12, 2007 regarding your review of the above referenced Forms 10-K and 10-Q filed by IDEXX and our prior response dated June 6, 2007.

In connection with responding to your comments, we acknowledge that:

•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment (A):

Regarding your response to prior comment #2, confirm that you will provide, in future filings, a summary of changes in accrued customer programs liabilities that is similar to the table provided on page 10 of your response letter dated June 6, 2007.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 16, 2007

Response:

We confirm that we will include a similar disclosure of the changes in accrued customer programs liabilities in future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ended June 30, 2007, in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SEC Comment (B):

Regarding your response to prior comment #3, confirm that you will provide, in future filings, a disclosure of your deferred revenue policy that indicates your use of a systematic method to recognize revenue that has been deferred, similar to your response to prior comment #3 on page 11 of your response letter dated June 6, 2007.

Response:

We confirm that we will include a similar disclosure of our deferred revenue policy that indicates our use of a systematic method to recognize revenue that has been deferred. We will include this expanded description in the summary of significant accounting policies in the notes to consolidated financial statements in future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ended June 30, 2007.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4446.

Sincerely,

/s/ Merilee Raines

Corporate Vice President & Chief Financial Officer